TASEKO MINES ANNOUNCES CHANGES TO EXECUTIVE TEAM AND VOTING RESULTS FROM ANNUAL GENERAL MEETING

June 18, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") today announced the voting results from its 2021 Annual General Meeting held yesterday.  Additionally, the Company announces the retirement of Russell Hallbauer, Chief Executive Officer, and John McManus, Chief Operating Officer, effective June 30, 2021.  Russ will remain a Director of the Company, and Stuart McDonald, currently President, will also assume the role of Chief Executive Officer.  Richard Tremblay will be promoted to Senior Vice President, Operations and Richard Weymark has been appointed Vice President, Engineering.

Ron Thiessen, Chairman of the Board, commented, "On behalf of the Board and all stakeholders, I would like to thank Russ and John for their 16 years of achievements at Taseko, and congratulate them on their retirements after long and distinguished careers in the mining industry.  Russ' leadership and vision during his tenure as CEO has resulted in a company that achieved significant production growth and established an unparalleled pipeline of mining projects.  His experience and dedication helped the Company navigate through some of the most challenging periods ever experienced in financial markets, and also generate over $900 million of operating cash flow.  John's operating background was foundational as Gibraltar went through a multi-year, $800 million expansion and ramp up.  John has also been instrumental in advancing the Florence Copper project since its acquisition in 2014."

Russell Hallbauer, CEO and Director, commented, "We have had a succession plan in place for our internal technical team for a number of years.  Richard Tremblay, Senior VP Operations, has over 30 years of experience in mining operations in BC and has been a key member of the team since joining Taseko in 2014 as General Manager of our Gibraltar Mine.  In 2019 he was appointed Vice President, Operations and since then he has been responsible for oversight of the Gibraltar Mine, and all activities related to development of Florence Copper and our other projects."

"Richard Weymark, Vice President Engineering, joined Taseko in 2018 as Chief Engineer and previously spent 10 years in progressively senior roles at Teck's Highland Valley Copper operation including roles in mine engineering, mine operations and tailings dam construction.  Richard will continue to focus on the advancement of the engineering and environmental aspects of Taseko's pipeline of development projects."

AGM voting results

A total of 141,179,859 common shares were voted at the Annual General Meeting, representing 49.9% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% Votes in Favour
Anu Dhir	93.7%
Robert Dickinson	87.1%
Russell Hallbauer	97.9%
Peter Mitchell	98.3%
Kenneth Pickering	97.8%
Ron Thiessen	93.4%

Detailed voting results for the 2021 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.